MANAGEMENT SERVICES AGREEMENT

This AGREEMENT is made and entered into as of this 24th day of August, 2018 by and between Strategy Shares, a Delaware statutory trust, (the “Trust”) and MFund Services LLC, a Delaware limited liability corporation with a principal place of business at 36 North New York Avenue, NY 11743 (“MFund”).

WHEREAS, the Trust is an open-end management investment company which is registered under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, the Trust is authorized to create separate series, each with its own separate investment portfolio (each a “Fund”);

WHEREAS, MFund is, among other things, in the business of providing fund administration and management services; and

WHEREAS, the Trust desires to retain MFund to perform certain management and administrative services for each Fund of the Trust listed on Exhibit A attached hereto, as it may be amended from time to time.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and further good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1. APPOINTMENT

The Trust hereby appoints MFund as a management agent of the Trust on the terms and conditions set forth in this Agreement, and MFund hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement in consideration of the compensation provided for herein.

SECTION 2. SERVICES

Subject to the direction and control of the Board of Trustees of the Trust (the "Board"), MFund will perform such sponsorship, management and supervisory services as may from time to time be reasonably requested by the Trust, which shall include without limitation:

a)         General Trust Management:

1.      Provide office space, equipment and clerical personnel necessary for performing the management functions herein set forth.

2.      Supervise the overall operations of the Trust, including the provision of services to the Trust by the Trust's fund accounting agent, transfer agent, administrator, custodians, auditors, and other independent contractors or agents (the "Service Providers").

3.      Negotiate contracts and fees and monitor billings of the Trust's Service Providers.

4.      Review and monitor quality of service provided by the Trust’s Service Providers and work with Service Providers and Fund sponsors to improve service as necessary.

5.      Facilitate preparation and execution of the Trust’s contracts and documents including management agreements, distribution plans, expense limitation agreements and declaration of trust.

6.      Provide personnel to serve as officers of the Trust if so elected by the Board of Trustees.

b)         Sponsor Relationship Management:

1.      Manage the relationships with individual Fund sponsors/advisors including the facilitation of information gathering and general assistance to sponsors with regard to the Funds.

2.      Consult with Fund sponsors regarding investment strategies, Fund fee and class structures and other Fund policies.

3.      Work with Fund sponsors in the preparation and maintenance of Fund agreements and documents.

4.      Assist Fund sponsors in the preparation of documents in response to requests from the Trust’s Trustees including “15C” questionnaires.

5.      Support Fund sponsors in the preparation of documents in response to regulatory inquiries and exams as they relate to the Trust and Funds.

c)         Custodial and Servicing Support

1.      Work with the Fund’s Distributor to facilitate and coordinate the execution of selling, networking and servicing agreements on behalf of the Funds.

2.      Negotiate the terms of networking/servicing agreements with various custodial, servicing, recordkeeping and brokerage platforms.

3.      Coordinate with Fund sponsors and platforms to facilitate the setup of Funds on various custodial, servicing, recordkeeping and brokerage platforms.

d)         Legal Administrative Services

1.      Prepare and file amendments to the Trust’s Registration Statement with the Securities and Exchange Commission (“SEC”).

2.      Prepare and file summary prospectuses.

3.      Prepare and file revised prospectuses and statements of additional information and supplements to prospectuses and statements of additional information with the SEC as need.

4.      Coordinate the preparation and review of XBRL filings with the SEC.

5.      Prepare and gather materials for quarterly and special meetings of the Board of Trustees and Committees of the Trust including establishment of agenda, drafting resolutions, coordinating the collection of materials from the Trust’s service providers, and assembling and disseminating Board materials to the Board of Trustees.

6.      Coordinate shareholder proxies when required including working with vendors in the preparation of proxy materials and the solicitation of shareholders.

7.      Prepare materials for meetings of the shareholders of the Trust, including scripts, inspector’s oath, ballots and certificates.

8.      Review of meeting minutes.

9.      Provide support for new funds, mergers, conversions, and reorganizations.

10.  Assist in the Trust’s responses to requests for information and the preparation of written responses to regulatory examinations and findings letters.

SECTION 3. COMPENSATION AND TERMS

a)	Administration Servicing Fees. The Trust, on behalf of each Fund, will pay MFund the management services fees and out of pocket expenses (the “Fees”) as set forth on Exhibit B for performance of its duties under this Agreement. The management services fees may be modified from time to time by mutual written agreement among the parties.
b)	Funds Covered. This Agreement will apply to all series (Funds) of the Trust as listed on Exhibit A as amended from time to time.
c)	Timing of Payment. The Trust and each respective Fund will pay the Fee to MFund on a monthly basis within ten days of each calendar month end.
d)	Term. This Agreement shall become effective as of the date hereof and will continue in effect for a period of one year and shall continue in effect, unless terminated by either party in accordance with the terms of Section 3(e) below, for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Board.
e)	Termination. This Agreement may be terminated at any time upon sixty (60) days’ prior written notice by either party.

SECTION 4. SERVICES NOT EXCLUSIVE

MFund’s services to a Fund pursuant to this Agreement are not to be deemed to be exclusive, and it is understood that MFund may render management and other services to others, including other registered investment companies.

SECTION 5. LIMITATION OF LIABILITY

MFund may rely on information reasonably believed by MFund to be accurate and reliable. Except as may otherwise be required by the 1940 Act or the rules thereunder, neither MFund nor its directors, officers, employees, shareholders, members, agents, control persons or affiliates of any thereof shall be subject to any liability for, or any damages, expenses or losses incurred by the Trust in connection with, any error of judgment, mistake of law, any act or omission connected with or arising out of any services rendered under, or payments made pursuant to, this Agreement or any other matter to which this Agreement relates, except by reason of willful misfeasance, bad faith or gross negligence on the part of any such persons in the performance of your duties under this Agreement, or by reason of reckless disregard by any of such persons of your obligations and duties under this Agreement.

Any person, even though also a director, officer, employee, shareholder, member or agent of MFund, who may be or become a trustee, officer, employee or agent of the Trust, shall be deemed, when rendering services to the Trust or acting on any business of the Trust (other than services or business in connection with your duties hereunder), to be rendering such services to or acting solely for the Trust and not as a director, officer, employee, shareholder, member, or agent of you, or one under MFund’s control or direction, even though paid by MFund.

SECTION 6. Representations, Warranties AND CONDITIONS

a)	MFund and Trust have the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and to perform its obligations hereunder.
b)	The Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York without reference to conflict of laws principles. Any controversy or claim arising out of, or related to this Agreement shall be settled by binding arbitration by one arbitrator in the State of New York in accordance with the rules then obtaining of the American Arbitration Association, and the arbitrators' decision shall be binding and final, and judgment upon the award rendered may be entered in any court having jurisdiction thereof.
c)	Modifications of any of the terms of this Agreement can only be made by the written mutual consent of Trust and MFund, their successors or assigns.
d)	MFund has and will have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.
e)	MFund is in compliance with federal securities laws.
f)	No legal or administrative proceedings have been instituted or threatened which would impair MFund’s ability to perform its duties and obligations under this Agreement.
g)	MFund’s entrance into this Agreement shall not cause a material breach or be in material conflict with any other agreement or obligation of MFund or any law or regulation applicable to it.
h)	MFund represents that it has a business continuity plan designed to restore services as promptly as practicable following any cessation of services hereunder or any damages resulting therefrom to the Trust as a result of work stoppage, power or other mechanical failure, natural disaster, governmental action, communication disruption or other impossibility of performance.

SECTION 7. CYBERSECURITY

a)	In the performance of its obligations under this Agreement and in respect of any information provided to MFund in connection with this Agreement, including, but not limited to, information regarding the Funds and their shareholders (“Confidential Information”), MFund agrees to comply with all applicable laws and regulations related to the collection, storage, handling, processing and transfer of non-public personal information (“Applicable Data Security Laws”) and to implement and maintain commercially reasonable security measures to protect the confidentiality, security and integrity of non-public personal information in the manner provided for under and to the extent required by all such Applicable Data Security Laws.

b)	MFund shall establish data security policies and procedures that are reasonably designed to ensure the security and confidentiality all Confidential Information, protect against anticipated threats or hazards to the security and integrity of Confidential Information and protect against unauthorized access to use of Confidential Information.

c)	Except to the extent prohibited by applicable law, in the event that MFund discovers or is notified of an actual breach of security relating to Confidential Information, MFund shall: (i) notify the Trust of such security breach as soon as legally allowable; (ii) investigate such security breach; and (iii) take corrective action with respect to such security breach and reasonable efforts to mitigate or restore any lost or damaged Confidential Information using generally accepted data restoration techniques.

d)	The requirements set forth in this Section 7 shall apply during the term of, and after the termination of, this Agreement.

SECTION 8. ASSIGNMENT

Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned by either party without the written consent of the other party. Notwithstanding the foregoing, either party may assign all of or a substantial portion of its business to a successor, or to a party controlling, controlled by, or under common control with such party upon prior written notice. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

SECTION 9. COUNTERPARTS

This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original.

SECTION 10. MERGER OF AGREEMENT

This Agreement constitutes the entire agreement among the parties and supersedes any prior oral or written agreements of the parties with respect to the subject matter hereof.

SECTION 11. LIMITATIONS OF LIABILITY OF

TRUST BOARD MEMBERS AND SHAREHOLDERS

The execution and delivery of this Agreement have been authorized by the Trust’s Board members and signed by an authorized Trust officer, acting as such, and neither such authorization by these Board members nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, and the obligations of this Agreement are not binding upon any of the Board members or shareholders of the Trust, but bind only the property of the individual Funds, or Class, as provided in the Declaration of Trust.

IN WITNESS WHEREOF, the parties hereto have duly caused this Agreement to be executed as of the day and year first above written.

STRATEGY SHARES	MFUND SERVICES LLC

/s/ Stephen P. Lachenauer	/s/ Jerry Szilagyi
Stephen Lachenauer, Trustee	Jerry Szilagyi, President

Exhibit A

Series of the Trust

August 24, 2018

The following Funds are covered under this agreement:

Strategy Shares US Equity Rotation Strategy ETF
Strategy Shares Ecological Strategy ETF
BioShares ETF
Strategy Shares Nasdaq 7 HANDL™ Index ETF
Strategy Shares Nasdaq 5 HANDL™ Index ETF

Exhibit B

Management Services Fee Schedule

For each of the Funds covered under this Agreement, the fee breakpoint schedule set forth below will apply. Each Fund is subject to an annual minimum fee of $30,000.

0.030% of assets from $0 to $999,999,999
0.020% of assets from $1,000,000,000 and above

In addition to the Management Servicing Fee, the Trust, and each Fund, will reimburse MFund, at cost, for any reasonable out of pocket expenses incurred in the performance of its duties under this Agreement.